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                                                      Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                               Subject Company:  Mission Critical Software, Inc.
                                                   Commission File No. 000-26205

Article appearing in Raleigh (NC) News & Observer February 29, 2000; circulated among NetIQ employees on Wednesday, March 01, 2000 10:57 PM


Houston firm buys Ganymede, then is bought itself

     The Morrisville company brings a record price for a private, local software business.
By DAVID RANII, Staff Writer

     MORRISVILLE -- Ganymede Software is being acquired for $171.2 million worth of stock as part of a three-way deal that will create a new publicly held software company with big aspirations.

     The pending deal for 5-year-old Ganymede shatters the record for the highest price paid for a privately owned Triangle software business. The record had been held by Accipiter, which agreed two years ago to be acquired for CMGI stock valued at $35 million, although the value of that stock rose exponentially after the deal was announced.

     Ganymede is being acquired by Mission Critical Software of Houston, which in turn is being purchased by rival NetIQ of Santa Clara, Calif., for $1.3 billion in stock. The combined companies, which will operate under a name that hasn't been chosen yet, will have 375 employees and posted revenue totaling $63 million last year.

     Ganymede's contribution to the mix is 80 employees and $10 million in revenue in 1999, up from about $7 million in 1998. Ganymede received national recognition last year from PC Week magazine, which named it to its list of 15 companies to watch in 1999.

     "This is really three different teams coming together to do something pretty special," said Tim Huntley, Ganymede's president and co-founder. "You have three legs of a stool that are building blocks for an absolutely [terrific] company."

     Ganymede sells software that helps companies monitor and manage their computer networks. NetIQ helps large companies manage their applications software powered by Microsoft's Windows NT and 2000 operating systems, while Mission Critical manages Windows NT and 2000 servers. "We'll be able to walk into customers' offices and offer a broad suite of products," Huntley said. Although details are still being worked out, Huntley said he was anticipating nothing more than
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nominal -- if any -- job cutbacks at Ganymede's operations in Morrisville as a result of the sale. "The expectation is that the operation here will be run exactly as it has been," Huntley said. Huntley said he will be general manager of what will become a division of the combined company. The division hasn't been named, but it probably won't be called Ganymede, he said.

     The Morrisville company's three other co-founders -- Steve Joyce, John Q. Walker II and Peter Schwaller -- all will remain with the business. All are former IBMers who worked in Big Blue's RTP operations before leaving to create Ganymede in 1995.

     Both deals -- the NetIQ-Mission Critical merger and Mission Critical's acquisition of Ganymede -- were announced Monday, and both are pending. The Ganymede announcement was based on a letter of intent signed by Ganymede and Mission Critical.

     The Ganymede acquisition is separate from the merger and would proceed even if the merger is somehow derailed, Huntley said. The merger of NetIQ and Mission Critical is expected to completed by the end of June, but the Ganymede sale might be finalized sooner. Ganymede started talking to Mission Critical about four weeks ago and, two weeks into the discussions, was informed that a merger with NetIQ was in the works. Huntley said the acquisition talks were "very compelling" up to that point, but the prospect of the merger was "a huge plus."

     Huntley declined to say how much stock he and his co-founders will receive in the sale, and said he didn't know how many millionaires would emerge from the ranks of Ganymede's employees. All of Ganymede's employees own shares in the business and therefore will benefit from the sale. The sale makes Ganymede part of a "high-flying publicly held company" without assuming any of the risks associated with taking a company public, Huntley said. NetIQ's stock has jumped more than five-fold since it went public in July, while Mission Critical's shares have more than tripled since August, when it launched an initial public offering of common stock.

     NetIQ stock fell $5.50 to $68 Monday. Mission Critical closed at $61.656, down 59.4 cents. Ganymede is being sold for 2.75 million shares and stock options in Mission Critical, which was valued at $171.2 million when the deal was announced.

     Ganymede's growth was fueled by about $10 million in venture capital, which included money invested by the TriState Investment Group, a Triangle-based conglomeration of wealthy individuals.

     Jim Newton, executive director, said the deal would make Ganymede TIG's second-best investment ever -- after its investment in Accipiter. Accipiter eventually netted the group CMGI stock worth 60 times the original investment, which was then distributed to members to hold or sell as they saw fit.

     Ed Whitehorne, a TIG member who is the liaison between the group and Ganymede, said he was enthusiastic about the pending sale and merger. "I do believe very strongly that the combination

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of these two companies, with Ganymede, synergistically is a very good fit," he said.


     Bloomberg News contributed to this story.

                                      ***

     This article does not constitute an offer of any securities for sale.

     With the exception of the historical data contained herein, this transcript contains statements relating to future results of the companies that are ``forward looking statements'' as defined in the Private Securities Litigation Reform Act of 1995. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the failure of the transactions to close due to regulatory obstacles or other factors, the successful integration of the companies, the timing and successful completion of technology and product development, our ability to retain and hire key executives, technical personnel and other employees, changing relationships with customers, suppliers and strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings, and competition in the companies' various product lines. For a more complete discussion of risks and uncertainties see the section entitled ``Risk Factors'' in NetIQ's and Mission Critical Software's reports on form 10-Q as filed with the Securities and Exchange Commission.

     NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's S-1 Registration Statement filed with the SEC on November 15, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

     Mission Critical Software, Inc., its officers and directors may be deemed to be participants in the solicitation of proxies from Mission Critical shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Mission Critical's S-1 Registration Statement filed with the SEC on October 25, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the Mission Critical contact listed below.

     SHAREHOLDERS OF MISSION CRITICAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ CORPORATION, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM NETIQ CORPORATION AND MISSION CRITICAL SOFTWARE THROUGH THE CONTACTS LISTED BELOW.

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Contacts:
For Mission Critical Software:

Susan Torrey, Press & Investor Relations, 713.548.1863,
mailto:susan.torrey@missioncritical.com
---------------------------------------
Steve Odom, Chief Financial Officer, (713) 548-1829,
mailto:steve.odom@missioncritical.com
------ ------------------------------

For NetIQ:
Debra Randall, Investor Relations, 408-330-7116, mailto:debra.randall@netiq.com
                                                 ------------------------------
Laurie Chun, Public Relations, 408-330-7113, mailto:Laurie.chun@netiq.com
                                             ----------------------------
Jim Barth, Chief Financial Officer, 408-354-3956, mailto:Jim.barth@netiq.com
                                                  --------------------------

For Ganymede:
Katherine Demacopoulos, Public Relations, 919-469-0997 x325,
mailto:katherined@ganymede.com
------------------------------

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